Exhibit 99.1

Cipher Reports Financial and Operational Results for Q2 2015

– Quarter Highlighted by Continued Solid Performance from Isotretinoin Products and Acquisition and Integration of Innocutis –

MISSISSAUGA, ON, Aug. 14, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three months ended June 30, 2015.

Change in Presentation Currency

Effective April 1, 2015, Cipher changed its presentation currency from the Canadian dollar to the United States dollar as the Company believes that changing its presentation currency to U.S. dollars will result in more relevant and reliable information for financial statement users, and will more accurately reflect the results of its operations. The comparative figures disclosed herein and in the Company's financial statements and Management's Discussion and Analysis for the periods ended June 30, 2015 have been retrospectively changed to reflect the change in reporting currency to the U.S. dollar, as if the U.S. dollar had been used as the reporting currency for all prior periods. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Highlights for the Second Quarter

•	Total revenue increased 10% to $8.8 million from $8.0 million in Q2 2014;
•	Licensing revenue decreased 16% to $6.3 million from $7.6 million in Q2 2014;
•	Product revenue increased 450% to $2.5 million from $0.5 million in Q2 2014, driven primarily by the contribution of the products added through the Innocutis acquisition;
•	Absorica® revenue was $5.1 million compared with $5.3 million in Q2 2014;
•	Epuris® revenue was $0.7 million compared with $0.5 million in Q2 2014;
•	Lipofen® revenue was $0.9 million compared with $1.8 million in Q2 2014;
•	ConZip®/Durela® revenue was $0.3 million compared with $0.5 million in Q2 2014;
•	Innocutis products contributed $1.8 million, composed primarily of Sitavig® at $0.5 million, Nuvail® at $0.5 million and Bionect® at $0.4 million.
•	Adjusted EBITDA[1] was $2.1 million compared with $5.9 million in Q2 2014;
•	Cash and cash equivalents at June 30, 2015 were $29.7 million compared with $37.1 million at March 31, 2015, primarily the result of cash used for acquisitions;
•	Received a judge's opinion from the Markman hearing associated with the patent infringement suit for Absorica®;
•	Acquired privately held U.S. dermatology company, Innocutis Holdings, LLC ("Innocutis"); establishing our U.S. commercialization capability;
•	Closed on a private offering of $100 million in five-year Senior Secured Notes with Athyrium Capital Management, of which the Company immediately drew down $40 million to fund the majority of the purchase price for Innocutis;
•	Acquired the Canadian distribution rights to Vaniqa® and Actikerall® from Almirall S.A.;
•	Launched Vaniqa® in Canada; and
•	Expanded leadership team with key executive appointments to drive commercial execution.

Highlights Subsequent to Quarter End

•	Ferrer International S.A. successfully completed the second phase III for Ozenoxacin and Cipher announced expected regulatory submission to Health Canada in the first quarter of 2016; and,
•	Received Acceptance Review Notification for 510(k) submission for DermadexinTM from U.S. Food and Drug Administration and announced expected 510(k) submission for PruridexinTM in the third quarter of 2015.

______________________________
1 EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation and changes in fair value of derivative financial instruments.

Financial Summary

(US$000s except per share data)	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Revenue	$ 8,835	$ 8,010	$ 16,235	$ 15,151
Licensing revenue	6,318	7,553	13,063	14,386
Product revenue	2,517	457	3,172	765
Cost of product sold	934	137	1,121	228
Expenses
Research and development	509	281	868	605
Selling and marketing	2,413	554	2,888	1,019
General and administrative	3,478	1,534	6,281	3,161
Amortization of intangible assets	1,221	173	1,357	345
Finance Costs
Interest on senior secured notes	968	0	968	0
Interest income	(96)	(111)	(231)	(204)
Change in fair value of warrants	(392)	0	(392)	0
Income before income taxes	(200)	5,442	3,375	9,997
Income tax expense	358	1,311	1,430	2,362
Income (loss) for the period	(558)	4,131	1,945	7,635
Basic earnings per share	$ (0.02)	$ 0.16	$ 0.08	$ 0.30

"We continue to generate solid performance from our isotretinoin products, which were complemented by the contribution of the nine commercial products added to our portfolio through the acquisition of Innocutis mid-April," said Shawn Patrick O'Brien, President and CEO.  "Upon closing of the Innocutis acquisition, we immediately began to execute on our enhanced sales and marketing strategies to accelerate the growth and realize the considerable potential of the lead products, with an initial focus on the sizeable opportunities around Sitavig® and NuvailTM."

Mr. O'Brien added, "As expected, our profitability is being dampened in the short term by the addition of our U.S. sales and marketing capabilities, however, with the 100-day integration of Innocutis completed and having now had the opportunity to immerse ourselves in this business, we are more confident than ever in the fundamental role it will play in realizing our vision to be the most customer-centric dermatology company in North America."

Financial Review
(All figures are in U.S. dollars.)

Revenue

Total revenue for Q2 2015 increased 10% to $8.8 million from $8.0 million in Q2 2014. The increase was driven primarily by the contribution of the nine commercial products added to the portfolio through the acquisition of Innocutis, which was completed on April 13, 2015.

Revenue for Absorica® was $5.1 million compared with $5.3 million in Q2 2014 as market share continued to hold in the 19 to 20% range.  Product revenue for Epuris® increased to $0.7 million from $0.5 million in Q2 2014, supported by a 19% market share in June 2015.  Revenue from Lipofen® was $0.9 million compared with $1.8 million in Q2 2014 with Q2 2014 being favourably impacted by launch quantities of the authorized generic version of the product begin shipped to distributors.  Revenue from the Company's extended-release tramadol product (ConZip® in the U.S. and Durela® in Canada) was $0.3 million compared with $0.5 million in Q2 2014.  Product revenue from the Innocutis portfolio in Q2 2015 (from acquisition on April 13, 2015) was $1.8 million and was driven primarily by Sitavig® at $0.5 million, Nuvail® at $0.5 million and Bionect® at $0.4 million.

Expenses

Research and Development expense was $0.5 million compared with $0.3 million in Q2 2014.  The increase was primarily the result of initial pre-clinical work on the lead Melanovus product, Nanolipolee-007, as well as supporting work for other regulatory submissions, including Dermadexin™ and Pruridexin™, among others.

Selling and Marketing expense was $2.4 million compared with $0.6 million in Q2 2014.  The increase was primarily the result of the acquisition of Innocutis.

General and Administrative expense was $3.5 million compared with $1.5 million in Q2 2014.  The increase was primarily the result of the acquisition of Innocutis, which added $1.0 million, as well as higher stock option expense of $0.3 million due to share price appreciation relative to Q2 2014,  transaction costs related to the acquisition of Innocutis of $0.5 million and business development expenses of $0.4 million.

Adjusted EBITDA

Adjusted EBITDA for Q2 2015 was $2.1 million compared with $5.9 million in Q2 2014. The decrease is primarily the result of the negative EBITDA contribution of Innocutis, as well as transaction costs and expenses related to the acquisition of Innocutis.

Net Income

Net loss for Q2 2015 was $0.6 million, or $0.02 per basic share, compared with net income of $4.1 million, or $0.16 per basic share in Q2 2014.

Cash and Cash Equivalents

As at June 30, 2015, the Company had cash and cash equivalents of $29.7 million compared with $37.1 million as at March 31, 2015 and $45.4 million as at December 31, 2014.  The decrease in cash and cash equivalents compared with March 31, 2015 is primarily the result of cash used for acquisitions.

Further Strengthening of Commercial Capabilities in Canada

Cipher also announced that is has further strengthened its commercial capabilities in Canada with three key appointments:  Lorne Markowitz as Vice President of Sales and Marketing, Christian Habel as Sales Manager and Lisa Erez as Product Manager.

Mr. Markowitz is a 35-year sales and marketing veteran in the Canadian pharmaceutical industry, including tenures as Vice President of Dermatology at Valeant Canada and Vice President, Sales and Marketing at Leo Pharma. Mr. Habel brings to Cipher almost two decades of sales and marketing experience in the Canadian pharmaceutical industry, most recently as Regional Sales Manager, Eastern Canada at Valeant Canada.  Ms. Erez previously held sales and marketing roles for a leading bariatric surgery provider and AstraZeneca Canada and a product manager role at GlaxoSmithKline Israel.

"Strengthening our commercial capabilities in Canada is critical to the success of our expanding product portfolio as we build on the success of Epuris® with the recent launch of our second product, Vaniqa®, and pursue commercialization of our developing portfolio, including Actikerall®, Betaflam, Ozenoxacin, Dermidexin™ and Pruridexin™," said Joan Chypyha, President and General Manager, Canada for Cipher.

Listing of Fourth Patent for Absorica® in "Orange Book"

Cipher also announced that the fourth Absorica® patent, number 9,078,925 ('925 patent), is now listed in the U.S. Food and Drug Administration publication Approved Drug Products With Therapeutic Equivalence Evaluations (commonly known as the "Orange Book").  The '925 patent was issued by the United States Patent and Trademark Office in July 2015 and expires on September 21, 2021.

Financial Statements and MD&A

Cipher's Financial Statements and Management's Discussion and Analysis ("MD&A") for the period ended June 30, 2015 are available on the Company's website at www.cipherpharma.com in the "Investors" section under "Quarterly Reports".

Notice of Conference Call

Cipher will hold a conference call today, August 14, 2015, at 8:30 a.m. (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.

A live audio webcast will be available through http://www.cipherpharma.com or http://cnw.ca/6U1ju.  An archived replay of the webcast will be available for 90 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher has completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities.. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, NATIONAL Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 14-AUG-15